EXHIBIT 99.1

Galapagos Reports Third Quarter 2024 Financial Results and Provides Business Update

  We are advancing our pipeline and accelerating innovation through focused execution of our Forward, Faster strategy.
  We are committed to addressing the high unmet needs of patients through a growing cell therapy and small molecule pipeline with breakthrough potential. This includes more than 20 programs, with four assets in clinical development across 11 indications, and more than 15 preclinical programs in oncology and immunology.
  We achieved a major regulatory milestone with the FDA clearance of the Investigational New Drug (IND) application for the Phase 1/2 ATALANTA-1 study of our CD19 CAR-T candidate, GLPG5101, in relapsed/refractory non-Hodgkin lymphoma (R/R NHL), marking an important step forward in our cell therapy pipeline using our innovative decentralized manufacturing platform.
  We resumed recruitment in the Phase 1/2 PAPILIO-1 study with our BCMA CAR-T candidate, GLPG5301, in relapsed/refractory multiple myeloma (R/R MM).
  As part of our collaboration agreement with Blood Centers of America (BCA), we selected Excellos in the San Diego area as the first decentralized manufacturing unit (DMU) within BCA’s nationwide network to manufacture GLPG5101 for the ATALANTA-1 study sites in the region.
  We further advanced our early-stage proprietary pipeline and progressed a next-generation armed, bispecific CAR-T candidate in hemato-oncology and a potential best-in-class small molecule candidate in immunology into IND-enabling studies, targeting clinical development in 2025-2026.
  We have €3.3 billion in cash and financial investments as of September 30, 2024, supporting our pipeline. We reconfirm the full-year 2024 cash burni guidance of €370 million to €410 million.

Webcast presentation on October 31, 2024, at 13:00 CET / 8:00 am ET, www.glpg.com

Mechelen, Belgium; October 30, 2024, 21:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) today announced financial results for the first nine months of 2024 and provided a business update.

“I am proud of our team’s commitment in executing our Forward, Faster strategy,” said Paul Stoffels1, MD, Galapagos’ CEO and Chair of the Board of Directors. “The FDA's clearance of the ATALANTA-1 study of GLPG5101, produced on our decentralized manufacturing platform in patients with relapsed/refractory non-Hodgkin lymphoma, marks a pivotal step towards realizing our vision of transforming patient outcomes through life-changing science and innovation. This is the first-ever FDA clearance for a clinical study in the U.S. with a fresh CAR-T product candidate delivered in a median vein-to-vein time of seven days. We remain focused on advancing our clinical pipeline in 11 indications and our potential best-in-class early-stage programs across multiple modalities and indications.”

“With more than 20 active cell therapy and small molecule programs in oncology and immunology, we are accelerating our internal pipeline while we continue to assess business development opportunities. We reaffirm our 2024 cash burn guidance in the range of €370-410 million,” Thad Huston, Galapagos’ CFO and COO, added.

Third quarter and recent business highlights and anticipated milestones
Regulatory and pipeline:

  The investigational new drug (IND) application for the Phase 1/2 ATALANTA-1 study of our CD19 candidate, GLPG5101, in R/R NHL has been cleared by the U.S. Food and Drug Administration (FDA) and our goal is to activate clinical study sites and start enrolling patients in the U.S. before the end of 2024.
  We expect to submit an IND in early 2025 for the Phase 1/2 EUPLAGIA-1 study in relapsed/refractory chronic lymphocytic leukemia (R/R CLL) and Richter transformation (RT) of our CD19 CAR-T candidate, GLPG5201.
  Following the submission of a Clinical Trial Application (CTA) to the European Medicines Agency (EMA) for the Phase 2 dose expansion study of GLPG5201 in R/R CLL and RT, we aim to start enrolling patients in 2025.
  We resumed enrolment in the Phase 1/2 PAPILIO-1 study of our BCMA CAR-T candidate, GLPG5301, in R/R MM.
  We will present new data from the ATALANTA-1 and EUPLAGIA-1 studies along with pre-clinical data for uza-cel, our TCR-T cell therapy candidate produced on our decentralized manufacturing platform in collaboration with Adaptimmune, at the American Society of Hematology (ASH) Annual Meeting in December.
  We continued enrolling patients in the ongoing Phase 2 GALARISSO study in dermatomyositis (DM) and the Phase 2 GALACELA study in systemic lupus erythematosus (SLE) with our oral small molecule TYK2 inhibitor, GLPG3667.
  We further advanced our early-stage proprietary pipeline and progressed a next-generation armed, bispecific CAR-T candidate in hemato-oncology and a potential best-in-class small molecule candidate in immunology into IND-enabling studies, targeting clinical development in 2025-2026.
  We are accelerating our early-stage pipeline of more than 15 programs in oncology and immunology with the objective of launching at least four IND/CTA-enabling studies in 2025 across different modalities and indications. From 2026 onward, our ambition is to fuel the clinical pipeline with at least two new clinical assets annually in various indications and across our cell therapy and small molecule portfolio.

Operational:

  As part of our collaboration agreement with Blood Centers of America (BCA), we selected Excellos in the San Diego area as the first decentralized manufacturing unit (DMU) within BCA’s nationwide network to manufacture GLPG5101 for the ATALANTA-1 study sites in the region.
  We continue to expand our DMU network in Europe and the U.S. to manufacture our cell therapy candidates for clinical development and to support pivotal and commercial readiness.

External innovation:

  We are exploring strategic partnerships, early-stage research collaborations, licensing, and bolt-on acquisitions in areas of high unmet medical need to accelerate our cell therapy and small molecule pipeline in oncology and immunology.

Corporate:

  The Board of Directors appointed Mr. Oleg Nodelman as Non-Executive Non-Independent Director by way of co-optation effective October 7, 2024, replacing Dr. Dan Baker who stepped down on October 6, 2024.

Financial performance
Key figures for the first nine months of 2024 (consolidated)
(€ millions, except basic & diluted earnings per share)

	Nine months ended September 30		% Change
	2024	2023
Supply revenues	19.1	-
Collaboration revenues	181.0	179.8	+1%
Total net revenues	200.1	179.8	+11%
Cost of sales	(19.1)	-
R&D expenses	(238.2)	(167.2)	+42%
G&Aii and S&Miii expenses	(93.2)	(87.4)	+7%
Other operating income	24.8	32.9	-25%
Operating loss	(125.6)	(41.9)
Fair value adjustments and net exchange differences	31.8	36.3	-12%
Net other financial result	71.7	54.0	+33%
Income taxes	1.7	(12.2)
Net profit/loss (-) from continuing operations	(20.4)	36.2
Net profit from discontinued operations, net of tax	69.2	17.9
Net profit of the period	48.8	54.1
Basic and diluted earnings per share (€)	0.7	0.8
Current financial investments, cash & cash equivalents	3,338.8	3,811.7

DETAILS OF THE FINANCIAL RESULTS FOR THE FIRST NINE MONTHS OF 2024
As a consequence of the transfer of our Jyseleca® business to Alfasigma, the revenues and costs related to Jyseleca® for the first nine months of 2024 are presented separately from the results of our continuing operations in the line ‘Net profit from discontinued operations, net of tax’ in our consolidated income statement. The comparative first nine months of 2023 have been restated accordingly for the presentation of the results related to the Jyseleca® business.

Results from our continuing operations
Total operating loss from continuing operations for the nine months ended September 30, 2024, was €125.6 million, compared to an operating loss of €41.9 million for the nine months ended September 30, 2023.

  Total net revenues for the nine months ended September 30, 2024, amounted to €200.1 million, compared to €179.8 million for the nine months ended September 30, 2023. The revenue recognition related to the exclusive access rights granted to Gilead for our drug discovery platform amounted to €172.7 million for the first nine months of both 2024 and 2023. Our deferred income balance on September 30, 2024, includes €1.1 billion allocated to our drug discovery platform that is recognized linearly over the remaining period of our 10-year collaboration.
  Cost of sales for the nine months ended September 30, 2024, amounted to €19.1 million and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues.
  R&D expenses in the first nine months of 2024 amounted to €238.2 million, compared to €167.2 million for the first nine months of 2023. This increase was primarily explained by higher costs for cell therapy and small molecule programs in oncology.
  G&A and S&M expenses amounted to €93.2 million in the first nine months of 2024, compared to €87.4 million in the first nine months of 2023. This increase was primarily due to an increase in legal and professional fees, mainly related to business development activities and due to an increase in S&M expenses due to investments in strategic marketing for oncology. Both increases were partly offset by a decrease in G&A personnel expenses, mainly due to a decreased cost for our subscription rights plans.
  Other operating income amounted to €24.8 million in the first nine months of 2024, compared to €32.9 million for the same period last year. This decrease is mainly driven by lower grants and R&D incentives.

Net financial income in the first nine months of 2024 amounted to €103.5 million, compared to net financial income of €90.3 million for the first nine months of 2023.

  Fair value adjustments and net currency exchange results in the first nine months of 2024 amounted to €31.8 million, compared to fair value adjustments and net currency exchange gains of €36.3 million for the first nine months of 2023, and were primarily attributable to €3.1 million of unrealized currency exchange losses on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollars, and to €35.7 million of positive changes in fair value of current financial investments.
  Net other financial income in the first nine months of 2024 amounted to €71.7 million, compared to net other financial income of €54.0 million for the first nine months of 2023, and was primarily attributable to €70.6 million of interest income, which increased significantly due to the increase in interest rates.

Net tax income in the first nine months of 2024 amounted to €1.7 million, compared to net tax expenses of €12.2 million for the first nine months of 2023. The net tax expenses in 2023 were primarily due to the re-assessment of net deferred tax liabilities and corporate income tax payables as a result of a one-off intercompany transaction.

Net loss from continuing operations for the first nine months of 2024 was €20.4 million, compared to a net profit from continuing operations of €36.2 million for the first nine months of 2023.

Results from discontinued operations

(€ millions)

	Nine months ended September 30		% Change
	2024	2023
Product net sales	11.4	82.1	-86%
Collaboration revenues	26.0	187.0	-86%
Total net revenues	37.4	269.1	-86%
Cost of sales	(2.2)	(13.5)	-84%
R&D expenses	(13.6)	(145.0)	-91%
G&A and S&M expenses	(10.8)	(94.7)	-89%
Other operating income	55.2	7.1
Operating profit	66.0	23.0
Net financial result	3.3	(3.7)
Income taxes	(0.1)	(1.4)
Net profit from discontinued operations	69.2	17.9

Total operating profit from discontinued operations amounted to €66.0 million in the first nine months of 2024, compared to an operating profit of €23.0 million in the same period last year.

  Product net sales of Jyseleca® in Europe were €11.4 million for the first nine months of 2024 consisting of sales to customers in January 2024. Product net sales to customers for the first nine months of 2023 amounted to €82.1 million. As from February 1, 2024, all economics linked to the sales of Jyseleca® in Europe are to the benefit of Alfasigma.
  Collaboration revenues for the development of filgotinib with Gilead amounted to €26.0 million for the first nine months of 2024, compared to €187.0 million for the same period last year. The sale of the Jyseleca® business to Alfasigma on January 31, 2024, led to the full recognition in revenue of the remaining deferred income related to filgotinib.
  Cost of sales related to Jyseleca® net sales were €2.2 million for the first nine months of 2024. Cost of sales related to Jyseleca® net sales for the first nine months of 2023 amounted to €13.5 million.
  R&D expenses for the development of filgotinib for the first nine months of 2024 amounted to €13.6 million, compared to €145.0 million in the first nine months of 2023. As from February 1, 2024, all filgotinib development expenses still incurred during the transition period are recharged to Alfasigma.
  G&A and S&M expenses related to the Jyseleca® business amounted to €10.8 million in the first nine months of 2024, compared to €94.7 million in the first nine months of 2023. As from February 1, 2024, all remaining G&A and S&M expenses relating to Jyseleca® are recharged to Alfasigma.
  Other operating income for the first nine months of 2024 amounted to €55.2 million (€7.1 million for the same period last year) and comprised €52.3 million related to the gain on the sale of the Jyseleca® business to Alfasigma. This result as of September 30, 2024, of the transaction is considering the following elements:
    €50.0 million of upfront payment received at closing of the transaction of which €40.0 million was paid on an escrow account. This amount will be kept in escrow for a period of one year after the closing date of January 31, 2024. We gave customary representations and warranties which are capped and limited in time (at September 30, 2024, this €40.0 million is presented as “Escrow account” in our statement of financial position).
    €9.8 million of cash received from Alfasigma related to the closing the transaction as well as €0.9 million of accrued negative adjustment for the settlement of net cash and working capital.
    €47.0 million of fair value on January 31, 2024, of the future earn-outs payable by Alfasigma to us (the fair value of these future earn-outs at September 30, 2024, is presented on the lines “Non-current contingent consideration receivable” and “Trade and other receivables”). As from February 1, 2024, we are entitled to receive royalties on net sales of Jyseleca® in Europe from Alfasigma.
    €40.0 million of liability towards Alfasigma on January 31, 2024, for R&D cost contributions of which €15.0 million was paid in the first nine months of 2024 (at September 30, 2024, €25.0 million of liabilities for R&D cost contribution is presented in our statement of financial position on the line “Trade and other liabilities”).

Net profit from discontinued operations related to Jyseleca® amounted to €69.2 million for the first nine months of 2024, compared to a net profit amounting to €17.9 million for the first nine months of 2023.

Cash, cash equivalents and current financial investments totaled €3,338.8 million as of September 30, 2024, as compared to €3,684.5 million as of December 31, 2023. Total net decrease in cash and cash equivalents and current financial investments amounted to €345.7 million during the first nine months of 2024, compared to a net decrease of €282.4 million during the first nine months of 2023. This net decrease was composed of (i) €321.3 million of operational cash burn including €80.4 million cash impact of business development activities, (ii) €36.9 million for the acquisition of financial assets held at fair value through other comprehensive income, (iii) €26.2 million of net cash in related to the sale of the Jyseleca® business to Alfasigma of which €40.0 million has been transferred to an escrow account, offset by (iv) €26.3 million of negative exchange rate differences, positive changes in fair value of current financial investments and variation in accrued interest income.

Financial guidance
As of September 30, 2024, we have €3.3 billion in cash and current financial investments to continue to fund our proprietary pipeline and pursue select, value-enhancing deals. We reiterate our cash burn guidance, including business development year-to-date, for the full year 2024, which is expected to be in the range of €370 million to €410 million.

Conference call and webcast presentation
We will host a conference call and webcast presentation on October 31, 2024, at 13:00 CET / 8:00 am ET. To participate in the conference call, please register in advance using this link. Dial-in numbers will be provided upon registration. The conference call can be accessed 10 minutes prior to the start of the call by using the conference access information provided in the email received after registration, or by selecting the “call me” feature.

The live webcast is available on glpg.com or via the following link. The archived webcast will be available for replay shortly after the close of the call on the investor section of the website.

Expected financial calendar 2025

February 12, 2025	Full year 2024 results	(webcast: February 13, 2025)
March 27, 2025	Annual report 2024
April 23, 2025	First quarter 2025 results	(webcast: April 24, 2025)
April 29, 2025	Annual Shareholders’ Meeting
July 23, 2025	Half-year 2025 results	(webcast: July 24, 2025)
October 22, 2025	Third quarter 2025 results	(webcast: October 23, 2025)

About Galapagos’ Forward, Faster Strategy
Our Forward, Faster strategy is focused on accelerating growth and value creation by reimagining how we innovate and operate, driven by our purpose to transform patient outcomes for more years of life and quality of life across the globe. This strategy focuses on three pillars:

  Patient-centric research and development to address medical needs in our key therapeutic areas of oncology and immunology.
  Build on our current capabilities and de-risking R&D through multiple drug modalities, including cell therapy, and by focusing on best-in-class validated targets with shorter time-to-patient potential.
  Expanding business development efforts to complement our pipeline, continuing to work with our collaboration partner Gilead, to bring transformational medicines to the broadest patient population possible.

About Galapagos
We are a biotechnology company with operations in Europe and the U.S. dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules and cell therapies in oncology and immunology. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, and the financial strength to invest strategically for the near- and long-term, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is not just to meet current medical needs but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 Marieke Vermeersch +32 479 490 603 Jennifer Wilson + 44 7539 359 676 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements
This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “plan,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “advance,” “ambition,” “outlook,” “further,” as well as similar expressions. These statements include, but are not limited to, the guidance from management regarding our financial results (including guidance regarding the expected operational use of cash for the fiscal year 2024), statements regarding our regulatory outlook, statements regarding the amount and timing of potential future milestones, including potential milestone payments, statements regarding our R&D plans, strategy and outlook, including progress on our oncology or immunology portfolio, and our CAR-T-portfolio, and potential changes of such plans, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials, including but not limited to (i) GLPG3667 in SLE and DM, (ii) GLPG5101 in R/R NHL, (iii) GLPG5201 in R/R CLL and RT, and (iv) GLPG5301 in R/R MM,  statements regarding the potential attributes and benefits of our product candidates, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any, statements about potential future commercial manufacturing of T-cell therapies, statements related to the IND application for the Phase 1/2 ATALANTA-1 study, statements related to the anticipated timing for submissions to regulatory agencies, including any INDs or CTAs, statements relating to the development of our distributed manufacturing capabilities on a global basis, and statements related to our portfolio goals and business plans. Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial conditions and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2024 operating expenses, cash burn and other financial estimates may be incorrect (including because one or more of our assumptions underlying our revenue and expense expectations may not be realized), the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the risk that data from our ongoing and planned clinical research programs in DM, SLE, R/R NHL, R/R CLL, RT, R/R MM and other immunologic and oncologic indications or any other indications or diseases, may not support registration or further development of our product candidates due to safety or efficacy concerns or other reasons), the risk that we may not be able to realize the expected benefits from the appointment (by way of co-optation) of the new Director, the risk that the preliminary and topline data from our studies, including the ATALANTA-1, EUPLAGIA-1 and PAPILIO-1-studies, may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partners Gilead, Lonza, Adaptimmune, BridGene Biosciences and Blood Centers of America), the risk that the transfer of the Jyseleca® business will not have the currently expected results for our business and results of operations, the risk that our plans with respect to our CAR-T programs may not be achieved on the currently anticipated timeline or at all, the risk that our estimates of the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with any commercialization rights may be inaccurate, the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, and risks related to our strategic transformation, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports filed with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

Addendum

Consolidated statements of income and comprehensive income/loss (-) (unaudited)

Consolidated income statement

	Nine months ended September 30
(thousands of €, except per share data)	2024	2023
Supply revenues	19,124	-
Collaboration revenues	181,030	179,784
Total net revenues	200,154	179,784
Cost of sales	(19,124)	-
Research and development expenses	(238,270)	(167,211)
Sales and marketing expenses	(10,177)	(3,884)
General and administrative expenses	(83,013)	(83,556)
Other operating income	24,813	32,950
Operating loss	(125,617)	(41,916)
Fair value adjustments and net currency exchange differences	31,762	36,251
Other financial income	72,553	55,096
Other financial expenses	(814)	(1,056)
Profit/loss (-) before tax	(22,116)	48,375
Income taxes	1,710	(12,158)
Net profit/loss (-) from continuing operations	(20,406)	36,217

Net profit from discontinued operations, net of tax	69,181	17,921

Net profit	48,775	54,138
Net profit attributable to:
Owners of the parent	48,775	54,138
Basic and diluted earnings per share	0.74	0.82
Basic and diluted earnings/loss (-) per share from continuing operations	(0.31)	0.55

Consolidated statement of comprehensive income/loss (–)

	Nine months ended September 30
(thousands of €)	2024	2023
Net profit	48,775	54,138
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	74	-
Fair value adjustment financial assets held at fair value through other comprehensive income	(1,329)	-
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	338	318
Realization of translation differences upon sale of foreign operations	4,095	-
Other comprehensive income, net of income tax	3,178	318

Total comprehensive income attributable to:
Owners of the parent	51,953	54,456
Total comprehensive income attributable to owners of the parent arises from:
Continuing operations	(21,587)	36,731
Discontinued operations	73,540	17,725
Total comprehensive income, net of income tax	51,953	54,456

Consolidated statement of financial position (unaudited)

(thousands of €)	September 30, 2024	December 31, 2023
Assets
Goodwill	69,465	69,557
Intangible assets other than goodwill	173,431	127,906
Property, plant and equipment	132,234	126,321
Deferred tax assets	1,153	1,126
Non-current R&D incentives receivables	133,401	141,252
Non-current contingent consideration receivable	42,726	-
Equity investments	49,125	13,575
Other non-current assets	11,239	16,069
Non-current assets	612,774	495,807
Inventories	65,563	73,978
Trade and other receivables	45,426	28,449
Current R&D incentives receivables	41,801	37,436
Current financial investments	3,283,256	3,517,698
Cash and cash equivalents	55,523	166,803
Escrow account	40,880	-
Other current assets	26,979	15,140
Current assets from continuing operations	3,559,428	3,839,504
Assets in disposal group classified as held for sale	-	22,085
Total current assets	3,559,428	3,861,589
Total assets	4,172,202	4,357,396

Equity and liabilities
Share capital	293,937	293,937
Share premium account	2,736,994	2,736,994
Other reserves	(7,041)	(5,890)
Translation differences	3,128	(1,201)
Accumulated losses	(164,448)	(228,274)
Total equity	2,862,570	2,795,566
Retirement benefit liabilities	2,291	2,293
Deferred tax liabilities	20,966	23,607
Non-current lease liabilities	7,240	4,944
Other non-current liabilities	30,904	31,570
Non-current deferred income	896,999	1,071,193
Non-current liabilities	958,400	1,133,607
Current lease liabilities	4,225	4,652
Trade and other liabilities	115,858	135,201
Current tax payable	216	56
Current deferred income	230,933	256,270
Current liabilities from continuing operations	351,232	396,179
Liabilities directly associated with assets in disposal group classified as held for sale	-	32,044
Total current liabilities	351,232	428,223
Total liabilities	1,309,632	1,561,830
Total equity and liabilities	4,172,202	4,357,396

Consolidated cash flow statements (unaudited)

	Nine months ended September 30
(thousands of €)	2024	2023
Net profit of the period	48,775	54,138
Adjustment for non-cash transactions	24,291	44,344
Adjustment for items to disclose separately under operating cash flow	(71,525)	(40,165)
Adjustment for items to disclose under investing and financing cash flows	(68,206)	(11,809)
Change in working capital other than deferred income	(50,804)	(50,329)
Cash used for other liabilities related to the sale of subsidiaries	(3,598)	-
Decrease in deferred income	(198,927)	(359,259)
Cash used in operations	(319,994)	(363,081)
Interest paid	(592)	(3,729)
Interest received	60,523	35,063
Corporate taxes paid	(594)	(7,357)
Net cash flows used in operating activities	(260,657)	(339,104)
Purchase of property, plant and equipment	(11,300)	(11,073)
Purchase of and expenditure in intangible fixed assets	(65,110)	(222)
Proceeds from disposal of property, plant and equipment	-	2,304
Purchase of current financial investments	(2,021,246)	(2,615,112)
Investment income received related to current financial investments	15,511	9,857
Sale of current financial investments	2,281,471	2,609,023
Cash out from sale of subsidiaries, net of cash disposed	(10,209)	-
Acquisition of financial assets held at fair value through other comprehensive income	(36,880)	-
Net cash flows generated from/used in (-) investing activities	152,237	(5,222)
Payment of lease liabilities	(3,320)	(5,580)
Proceeds from capital and share premium increases from exercise of subscription rights	-	1,770
Net cash flows used in financing activities	(3,320)	(3,810)

Decrease in cash and cash equivalents	(111,740)	(348,136)

Cash and cash equivalents at beginning of the year	166,810	508,117
Decrease in cash and cash equivalents	(111,740)	(348,136)
Effect of exchange rate differences on cash and cash equivalents	453	(607)
Cash and cash equivalents at end of the period	55,523	159,375

Consolidated statements of changes in equity (unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumulated losses	Total
On January 1, 2023	293,604	2,735,557	(1,593)	(4,853)	(496,689)	2,526,026
Net profit					54,138	54,138
Other comprehensive income/loss (-)			397	(79)		318
Total comprehensive income/loss (-)			397	(79)	54,138	54,456
Share-based compensation					39,308	39,308
Exercise of subscription rights	333	1,437				1,770
On September 30, 2023	293,937	2,736,994	(1,196)	(4,932)	(403,242)	2,621,560

On January 1, 2024	293,937	2,736,994	(1,201)	(5,890)	(228,274)	2,795,566
Net profit					48,775	48,775
Other comprehensive income/loss (-)			4,329	(1,151)		3,178
Total comprehensive income/loss (-)			4,329	(1,151)	48,775	51,953
Share-based compensation					15,051	15,051
On September 30, 2024	293,937	2,736,994	3,128	(7,041)	(164,448)	2,862,570

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’.

i The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:
· the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities
· the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through other comprehensive income; the movement in restricted cash and movement in current financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities
· the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.
This alternative liquidity measure is in our view an important metric for a biotech company in the development stage. The operational cash burn for the first nine months of 2024 amounted to €321.3 million and can be reconciled to our cash flow statement by considering the decrease in cash and cash equivalents of €111.8 million, adjusted by (i) the net sale of current financial investments amounting to €260.2 million, (ii) the cash-out related to the sale of subsidiaries of €13.8 million, and (iii) the acquisition of financial assets held at fair value through other comprehensive income of €36.9 million.
ii General and administrative
iii Sales and marketing